Aurora Cannabis Closes Strategic Investment in Choom Holdings

Exposure to Unique Canadian Craft Cultivator and Retail Operator

TSX: ACB

EDMONTON, June 18, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced today that it has closed its previously announced $7 million investment in Choom Holdings Inc. ("Choom"), whereby Aurora received 9,859,155 common shares from Choom's treasury, priced at $0.71 per share, representing a 6% ownership interest. In total, Choom issued 14,225,352 shares for total gross proceeds of $10.1 million. All securities issued are subject to a four month hold period.

Since the announcement of the private placement, Choom closed its previously announced acquisition of Specialty Medijuana Products Inc. ("SMP"). SMP recently completed construction of its 10,000 square foot Sooke, British Columbia facility and expects to receive its cultivation license from Health Canada in the third quarter of 2018. In addition, SMP intends to expand production capacity by and additional 19,600 square feet at the Sooke facility, bringing the total capacity to 29,600 square feet. SMP has also submitted plans to construct two separate hybrid greenhouse facilities on the grounds of the Sooke Facility, which when completed would bring total production capacity to over 700,000 square feet.

Management Commentary

"This strategic investment positions Aurora to participate in the emerging craft cultivation market, as well as in an exciting Western Canada retail strategy with a seasoned team of executives," said Terry Booth, CEO of Aurora. "Choom's product cultivation strategy puts the cultivar first, developing a high-grade offering with unique flavour profiles, which are anticipated to resonate strongly with the adult-use consumer market, once legalized. We're pleased to close our investment in Choom, and look forward to building a strong, long-term relationship with the team."

Chris Bogart, President & CEO for Choom, added, "The financing provides us with the funds to accelerate the execution of our unique retail strategy moving forward. We are now well positioned to expand our production and retail footprint, and pursue further opportunities across Canada."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed by Health Canada. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc. ("ALPS"). ALPS provides comprehensive project services related to the design, engineering, construction support, compliance requirement, genetics, commissioning and maintenance of Aurora Standard production facilities across the globe.

The Company's wholly-owned subsidiary CanniMed Therapeutics Inc. ("CanniMed") is Canada's first licensed producer of medical cannabis, with over 20,000 kg per annum in funded capacity. Aurora also owns Berlin-based Pedanios GmbH, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark.

The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 25% ownership interest in Alcanna Inc. ("CLIQ"), Western Canada's largest private retail chain of liquor stores, who are developing a cannabis retail network in Western Canada. In addition, the Company holds approximately 17% of the issued shares in leading extraction technology company Radient Technologies Inc, and holds 52.7% of Hempco Food and Fiber Inc.

Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.6% stake in Canadian licensed producer The Green Organic Dutchman Ltd., with options to increase to majority ownership. Finally, the Company has convertible securities reflecting a 9.1% stake in CTT Pharmaceutical, an innovative product development company within the cannabis space, as well as a 6% interest in craft grower and retail brand developer Choom Holdings.

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

About Choom

Choom™ was created for and inspired by the Choom Gang; a group of buddies in Honolulu during the 1970's who loved to smoke weed—or as the locals called it, "Choom". Now, after four decades, Choom™ is bringing the spirit of Hawaii to Canada. Choom™ is focused on delivering an elevated customer experience through our curated retail environments, high-grade handcrafted Cannabis supply, and a diversity of brands for the Canadian recreational consumer.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to: a) the competitive advantages realized by Aurora upon completing the Transaction, and b) Choom's expansion and development plans. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

SOURCE Aurora Cannabis Inc.

View original content:http://www.newswire.ca/en/releases/archive/June2018/18/c1131.html

%SEDAR: 00025675E

For further information: For Aurora: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, www.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com /ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 18-JUN-18